As filed with the Securities and Exchange Commission on February 3, 2016

Registration No. 333-207639

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

FORM SF-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

California Republic Funding, LLC

(Depositor for the Issuers described herein)

(Exact name of registrant as specified in its charter)

Delaware	80-0843356	025-01315	0001561326
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

California Republic Bank

(Exact name of sponsor as specified in its charter)

Central Index Key Number of sponsor: 0001603949

18400 Von Karman Avenue, Suite 1100

Irvine, California 92612

(949) 270-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kristie Shields, Esq.

California Republic Funding, LLC

18400 Von Karman Avenue, Suite 1100

Irvine, California 92612

(949) 270-9700

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copy to:

Dale W. Lum Sidley Austin LLP 555 California Street San Francisco, California 94104 (415) 772-1200	Siegfried Knopf Sidley Austin LLP 787 7th Avenue New York, New York 10019 (212) 839-5334

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Asset Backed Notes	$588,499,404 (2)(3)	100%	$588,499,404 (2)(3)	$59,261.89(2)(3)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	The Depositor as registrant previously registered $2,000,000,000 of securities under registration statement No. 333-199204 filed on November 10, 2014, $509,999,016.97 of which remain unsold (the “Unsold Securities”). A registration fee in the amount of $59,261.89 paid in connection with the registration of the Unsold Securities on such registration statement is carried forward and applied against the first $588,499,404 in securities registered hereunder pursuant to Rule 457(p).
(3)	An unspecified additional amount of Asset Backed Notes is being registered in reliance on Rules 456(c) and 457(s) of the Rules and Regulations under the Securities Act of 1933 and the Depositor is deferring payment of the registration fee for such notes in accordance with such Rules.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The purpose of this Amendment No. 4 to the registration statement is solely to file the exhibits to the registration statement set forth below in Item 14 of Part II.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 12. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement.

Securities and Exchange Commission	$50,000
Rating agency fees	$295,000
Printing	$25,000
Legal fees and expenses	$315,000
Accountants’ fees	$65,000
Fees and expenses of the Trustees	$12,500
Fees and expenses of the Asset Representations Reviewer	$25,000
Miscellaneous expenses	$25,000
Total	$812,500	*

*	Amounts are estimated on a per take down basis.

ITEM 13. Indemnification of Directors and Officers.

California Republic Funding, LLC has undertaken in its Limited Liability Company Agreement to indemnify, to the maximum extent permitted by the Delaware Limited Liability Company Law as from time to time amended, its Member and any acting or former Manager, director, officer, employee and agent of California Republic Funding, LLC against any and all liabilities, expenses and damages (“Damages”) incurred in connection with their services in such capacities, except for any such Damages to the extent that they are found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of, or willful violations of the express provisions of the Limited Liability Company Agreement by, the parties claiming indemnification. Any indemnification amounts payable by California Republic Funding, LLC under the Limited Liability Company Agreement will be payable solely to the extent of funds available therefor and actually received by the company from capital contributions or in connection with securitization transactions, and any such indemnification claim will be subordinate to the payment in full (including post-petition interest, in the event that the company becomes a debtor or debtor in possession in a case under any applicable insolvency law now or hereafter in effect or otherwise subject to any insolvency, reorganization, liquidation, rehabilitation or other similar proceedings) of the claims of the Noteholders.

Under Section 7 of the proposed form of Underwriting Agreement, the Underwriters have undertaken in certain circumstances to indemnify certain controlling persons of California Republic Funding, LLC, including the officers and directors, against liabilities incurred under the Securities Act of 1933, as amended.

ITEM 14. Exhibits.

Exhibits		Description

1.1	—	Form of Underwriting Agreement.††

3.1	—	Certificate of Formation of California Republic Funding, LLC.*

3.2	—	Operating Agreement of California Republic Funding, LLC.*

4.1	—	Form of Trust Agreement for each Issuer.††

4.2	—	Form of Indenture (including forms of Notes).††

5.1	—	Opinion of Sidley Austin LLP with respect to legality.††

8.1	—	Opinion of Sidley Austin LLP with respect to federal income tax matters.††

10.1	—	Form of Sale and Servicing Agreement.†

10.2	—	Form of Form of Administration Agreement.††

10.3	—	Form of Receivables Purchase Agreement.††

10.4	—	Form of Asset Representations Review Agreement.††

23.1	—	Consent of Sidley Austin LLP (included as part of Exhibit 5.1).††

23.2	—	Consent of Sidley Austin LLP (included as part of Exhibit 8.1).††

24.1	—	Power of Attorney.††

25.1	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.**

36.1	—	Form of Depositor certification for shelf offerings of asset-backed securities.††

102.1	—	Asset data file. ***

103.1	—	Asset related documents. ***

†	Filed with this amendment.
††	Previously filed.
*	Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3, no. 333-199204 filed by registrant.
**	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.
***	For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

ITEM 15. Undertakings.

(a)	As to Rule 415:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) [Not applicable].

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) [Not applicable].

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) [Not applicable].

(ii) [Not applicable].

(iii)

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) If the registrant is relying on Rule 430D to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b)	As to documents subsequently filed that are incorporated by reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	[Not applicable].

(d)	[Not applicable].

(e)	[Not applicable].

(f)	[Not applicable].

(g)	[Not applicable].

(h)	As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)	As to Rule 430A:

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)	As to qualification of Trust Indentures under Trust Indenture Act of 1939 for delayed offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

(k)	As to Regulation AB:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on February 3, 2016.

CALIFORNIA REPUBLIC FUNDING, LLC (Registrant)

By:	/s/ John W. DeCero
	Name:	John W. DeCero
	Title:	Manager

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons with respect to California Republic Funding, LLC in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jon Wilcox* Jon Wilcox	Manager	February 3, 2016

/s/ John W. DeCero John W. DeCero	Manager	February 3, 2016

/s/ Don P. Duffy* Don P. Duffy	Independent Manager	February 3, 2016

* By:	/s/ John W. DeCero
(John W. DeCero, Attorney-in-Fact)

EXHIBIT INDEX

Exhibits		Description

1.1	—	Form of Underwriting Agreement.††

3.1	—	Certificate of Formation of California Republic Funding, LLC.*

3.2	—	Operating Agreement of California Republic Funding, LLC.*

4.1	—	Form of Trust Agreement for each Issuer.††

4.2	—	Form of Indenture (including forms of Notes).††

5.1	—	Opinion of Sidley Austin LLP with respect to legality.††

8.1	—	Opinion of Sidley Austin LLP with respect to federal income tax matters.††

10.1	—	Form of Sale and Servicing Agreement.†

10.2	—	Form of Form of Administration Agreement.††

10.3	—	Form of Receivables Purchase Agreement.††

10.4	—	Form of Asset Representations Review Agreement.††

23.1	—	Consent of Sidley Austin LLP (included as part of Exhibit 5.1).††

23.2	—	Consent of Sidley Austin LLP (included as part of Exhibit 8.1).††

24.1	—	Power of Attorney.††

25.1	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.**

36.1	—	Form of Depositor certification for shelf offerings of asset-backed securities.††

102.1	—	Asset data file. ***

103.1	—	Asset related documents. ***

†	Filed with this amendment.
††	Previously filed.
*	Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-3, no. 333-199204 filed by registrant.
**	To be filed in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.
***	For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.